Filed by Comcast Corporation pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 and
Rule 14d-2 under the Securities Exchange Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: February 11, 2004

     The following Corporate overview was posted to Comcast Corporation’s external website:

Comcast Corporate Overview

Comcast is principally involved in the development, management and operation of broadband cable networks and also in programming content. Comcast Class A common stock and Comcast Class A Special common stock are traded on the NASDAQ Stock Market under the ticker symbols CMCSA and CMCSK, respectively.

Comcast Corporation	Employees:	59,000 total
1500 Market Street		7,000 content &
Philadelphia, PA 19102		other

Comcast was first incorporated in the state of Pennsylvania in 1969.

Consolidated revenues:	Consolidated operating cash flow:
2003: $18.35 billion	2003: $6.39 billion

Comcast Cable
  Leading cable and broadband communications provider serving more than 21.47 million customers in 41 states
  39.8 million homes passed
  7.66 million digital video customer
  5.28 million high-speed data customers
  1.27 million cable telephone customers
  Market leader in 8 of the top 10 U.S. markets
Content
  E! Entertainment Television – 74 million homes
  Style – 30 million homes
  The Golf Channel – 50 million homes
  Outdoor Life Network – 51 million homes
  G4 – 12 million homes
  Comcast SportsNet (Philadelphia) – 2.9 million homes
  Comcast SportsNet Mid-Atlantic - 4.5 million homes
  CN8 – The Comcast Network – 6.2 million homes
  Comcast-Spectacor – includes Philadelphia 76ers (NBA), Philadelphia Flyers (NHL), two Philadelphia indoor sports arenas
  Comcast Sports Southeast – 3.9 million homes
  Investments in iN DEMAND, the Discovery Health Channel, Fox Sports New England, TV One, New England Cable News and Pittsburgh Cable News Channel.

Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of those words and other comparable words. Comcast Corporation (“Comcast”) wishes to take advantage of the “safe harbor” provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and The Walt Disney Company (“Disney”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Comcast/Disney transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Comcast/Disney transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Comcast/Disney transaction; (5) the regulatory approvals required for the Comcast/Disney transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast or Disney services; (11) the ability to expand distribution; (12) changes in labor, programming, equipment and capital costs or availability; (13) the continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) international, political and military developments that may affect, among other things, travel and leisure businesses generally or Disney’s parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue; (16) adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Disney’s parks and resorts; (17) general business and economic conditions; and (18) other risks described from time to time in Comcast’s periodic reports filed with the Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION

     Any information concerning Disney contained in this filing has been taken from, or is based upon, publicly available information. Although Comcast does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, Comcast does not take any responsibility for the accuracy or completeness of such information. To date, Comcast has not had access to the books and records of Disney.

     Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

      Comcast and certain of its directors and officers may be deemed to be “participants” in solicitations of proxies or consents from Comcast’s and Disney’s shareholders.  A detailed list of the names, titles and interests of these persons is contained in a filing made by Comcast with the Commission pursuant to Rule 425 on February 11, 2004.